UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 000-52679

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

Commencing October 14, 2009, AutoChina International Limited (the “Company”) intends to hold presentations for current and/or potential shareholders. The presentation is attached as Exhibit 99.1.

On October 14, 2009, the Company issued a press release announcing the opening of its 150th commercial vehicle financing branch.  A copy of the press release is attached hereto as Exhibit 99.2.

Financial Statements and Exhibits

Exhibit No.	Description

99.1	Investor Presentation, dated October, 2009

99.2	Press Release, dated October 14, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: October 14, 2009	By:	/s/ Yong Hui Li
		Name:	Yong Hui Li
		Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor Presentation, dated October, 2009

99.2	Press Release, dated October 14, 2009